FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number  001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34, Surquillo, Lima Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

Attached is an English translation of the letter dated September 17th, 2013 filed with the Peruvian Superintendencia del Mercado de Valores - SMV, by virtue of which the registrant reported that we have signed, through the Construcciones y Montajes-CCM Consortium, a contract with Transportadora de Gas del Perú S.A. or the supply of equipment and materials, construction and assembly of the Natural Gas Compression Plant KP 127.

Lima, September 17, 2013

Sirs
Superintendencia del Mercado de Valores
Present.-

Reference:          Relevant Information Communication – Consorcio Construcciones y Montajes –CCM

Dear Sirs:

Hereby we inform as a Relevant Information Communication, that on September 16, 2013, Consorcio Construcciones y Montajes – CCM, a consortium where our subsidiary GyM S.A. holds a participation of 40%, has entered into a contract with Transportadora de Gas del Peru S.A., for the supply of equipment and materials, construction and assembly of the Natural Gas Compression Plant KP 127.

The amount of the contract is U.S. $ 131,889,769.00 and will be executed in 26 months and 15 days.

Sincerely,

____________________

/s/Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By:	/s/ DENNIS GRAY FEBRES

Name:	Dennis Gray Febres

Title:	Stock Market Representative